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                                                                  EXHIBIT (A)(8)
FOR IMMEDIATE RELEASE:

                     HYUNDAI ELECTRONICS AMERICA ANNOUNCES
                        EXTENSION OF MAXTOR TENDER OFFER

     MILPITAS, CA., December 7, 1995 -- Hyundai Electronics America announced today that it has extended its cash tender offer to acquire any and all outstanding shares of common stock of Maxtor Corporation, (NASDAQ:MXTR) at $6.70 per share. The tender offer and withdrawal rights will now expire at 6:00 p.m., New York City time, on Friday, December 22, 1995, unless further extended.

     Hyundai has been informed by the Depositary that approximately 12,020,758 Maxtor common shares have been tendered as of December 6, 1995.

       Contact: Y.H. Kim
              President and Chief Executive Officer
              Hyundai Electronics America
              (408) 232-8000

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